FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Takeover Offer to acquire the total share capital of O2 plc - Unconditional in all respects	3

Telefonica S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Having obtained the European Commission clearance of the transaction on 10 January 2006, TELEFÓNICA announced today, 23 January 2006, that all of the remaining conditions of its Takeover Offer to acquire the total share capital of O2 plc, launched on 21 November 2005, have been satisfied, declaring therefore the Offer unconditional in all respects, in accordance with the rules of the U.K. City Code on Takeovers and Mergers.

TELEFÓNICA has received as at 6:00 a.m. (GMT) on 23 January 2006, valid acceptances in respect of a total of 5,964,008,947 O2 plc shares, representing approximately 67.98 percent of O2's issued share capital.

On the other hand, and as a result of several purchases made by TELEFÓNICA, as of 23 January 2006, Telefonica holds 747,606,107 O2 plc Shares representing approximately 8.52 per cent of O2's issued share capital (this purchase figure includes 312,000,000 O2 plc Shares acquired by TELEFÓNICA on 20 January 2006, but which have not been settled as of that date).

Consequently, as at 6:00 a.m. (GMT) on 23 January 2006, Telefonica and its wholly - owned subsidiaries owned or had received valid acceptances in respect of a total of 6,711,615,054 O2 plc Shares representing approximately 76.51 per cent of O2's issued share capital.

In accordance with the rules of the U.K. City Code on Takeovers and Mergers, the consideration will be dispatched or credited on 6 February 2006 to O2 Shareholders who have validly accepted the Offer on or before the date of this announcement (23 January). Thereafter, consideration will be dispatched or credited to O2 shareholders who validly accept the Offer, within fourteen days of receipt of an acceptance valid in all respects.

Madrid, 23 January 2006

"The offer referred to in this announcement is neither being made in the United States of America nor to U.S. persons. The offer may only be accepted by non - U.S. persons and by persons outside the U.S. Offering materials with respect to this offer are not being, and may not be, distributed in or sent to the U.S. and may not be used for the purpose of solicitation of an offer to purchase or sell any securities in the U.S. Any tenders received from persons resident in the U.S. or with U.S. mailing addresses will be rejected."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 23rd, 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors